UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                          (Amendment No. __________)*


            CHENIERE ENERGY, INC. (f/k/a BEXY Communications, Inc.)
- -----------------------------------------------------------------------------
                               (Name of Issuer)

                                 COMMON STOCK
- -----------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   16411R109
- -----------------------------------------------------------------------------
                                (CUSIP Number)


Charif Souki, c/o Cheniere Energy, Inc., Two Allen Center,
              1200 Smith Street, Suite 1710,
              Houston, Texas 77002  (713) 659-1361
- -----------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)


                                 July 3, 1996
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |X|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                                        SCHEDULE 13D

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


CUSIP NO. 16411R109                                                          PAGE      2       OF       7        PAGES
          --------------------------------------------------                      ------------    --------------


- ---------------------------------------------------------------------------------------------------------------------------
   1       NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             BSR INVESTMENTS, LTD.
- ---------------------------------------------------------------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                       (a) |_|
                                                                                                                  (b) |_|
             N/A
- ---------------------------------------------------------------------------------------------------------------------------
   3       SEC USE ONLY

- ---------------------------------------------------------------------------------------------------------------------------
   4       SOURCE OF FUNDS

             00
- ---------------------------------------------------------------------------------------------------------------------------
   5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                    |_|

             N/A
- ---------------------------------------------------------------------------------------------------------------------------
   6       CITIZENSHIP OR PLACE OF ORGANIZATION

             BRITISH VIRGIN ISLANDS
- ---------------------------------------------------------------------------------------------------------------------------
        NUMBER OF                7       SOLE VOTING POWER
          SHARES
       BENEFICIALLY                        2,602,000
         OWNED BY
           EACH
        REPORTING
          PERSON
           WITH
                           ------------------------------------------------------------------------------------------------
                                 8       SHARED VOTING POWER

                                           -0-
                           ------------------------------------------------------------------------------------------------
                                 9       SOLE DISPOSITIVE POWER

                                           2,602,000
                           ------------------------------------------------------------------------------------------------
                                10       SHARED DISPOSITIVE POWER

                                           -0-
- ---------------------------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,602,000
- ---------------------------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                     |_|

             N/A
- ---------------------------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             29.4%
- ---------------------------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON

             CO
- ---------------------------------------------------------------------------------------------------------------------------
                                                        SCHEDULE 13D


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ITEM 1.  SECURITY AND ISSUER.

                  The title of the class of equity securities to which this Statement on Schedule 13D (this "Statement") relates is common stock, par value $.003 per share (the "Common Stock"), of Cheniere Energy, Inc. (the "Issuer"). The address of the principal executive offices of the Issuer is Two Allen Center, 1200 Smith Street, Suite 1710, Houston, Texas 77002.

ITEM 2.  IDENTITY AND BACKGROUND.

                  (a)      BSR Investments, Ltd. (the "Reporting Person").

                  (b)      c/o Harney, Westwood & Riegels
                           Box 71, Wickhams Cay, Road Town
                           Tortola, B.V.I.

                  (c)      Private investment company.

                  (d) During the last five years, neither the Reporting Person nor any of its executive officers and directors (identified below) have been convicted in a criminal proceeding.

                  (e) During the last five years, neither the Reporting Person nor any of its executive officers and directors (identified below) have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which as a result of such proceeding, was or is subject to judgment, decree or final order enjoining future violations, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

                  (f) The Reporting Person is a British Virgin Islands corporation.

                  Samyr Souki is the President and a director of the Reporting Person. Mr. Souki is a private investor and his principal business address is 97 Avenue Henri Martin, Paris 75016, France. Mr. Souki is a citizen of France.

                  Nicole Souki is the Secretary and Chief Financial Officer and a director of the Reporting Person. Mrs. Souki is a private investor and her principal business address is 97 Avenue Henri Martin, Paris 75016, France. Mrs. Souki is a citizen of France.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  The shares of Common Stock owned by the Reporting Person were acquired in exchange for 2,602 shares of the common stock of Cheniere Energy Operating Co., Inc. ("Operating"), concurrently with the exchange by the other stockholders of Operating for new shares of the Issuer totalling in aggregate approximately 93% of the total issued and outstanding shares of Common Stock (the "Exchange"), in connection with the reorganization of the Issuer consummated on July 3, 1996 (the "Reorganization") pursuant to and in accordance with a certain Agreement and Plan of Reorganization dated as of April 16, 1996 (the "Reorganization Agreement") among the Issuer, Operating, the stockholders of Operating, including the Reporting Person, and Buddy Young.

                  The Reorganization Agreement is Exhibit A to this Statement. The description of the Reorganization Agreement contained herein is qualified in its entirety by reference to the full text of the Reorganization Agreement which is incorporated herein by reference to such Exhibit A, and made a part hereof.

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ITEM 4.  PURPOSE OF TRANSACTION.

                  The purpose of the transaction to which this Statement relates was to obtain control of the Issuer in furtherance of the Reorganization of the Issuer. On July 3, 1996, a special meeting of stockholders of the Issuer was called (the "Special Meeting") to approve the Reorganization, including the divestiture of the then existing television production and health information business of the Issuer, and the Exchange, and, in connection therewith, to amend the certificate of incorporation of the Issuer as follows:

                  1. to change the authorized capital stock of the Issuer to a total of 21,000,000 shares, comprised of 20,000,000 shares of Common Stock, par value $.003 per share, and 1,000,000 shares of preferred stock, the rights, powers and preference of which shall be set by resolution of the Board of Directors of the Issuer;

                  2. to change the name of the Issuer to Cheniere Energy, Inc. from BEXY Communications, Inc.; and

                  3. to add a provision limiting the liability of the Issuer's directors and to provide for indemnification of officers and directors of the Issuer to the fullest extent permitted by Delaware law.

                  In addition, at the Special Meeting, the stockholders of the Issuer elected three new directors nominated by Operating. Immediately following the consummation of the Reorganization, the Board of Directors of the Issuer elected an additional director and elected new executive officers of the Issuer.

                  It is the current intention of the Issuer that shares of the newly-authorized class of preferred stock will be issued in connection with corporate finance transactions. However, because of the ability of the Board of Directors of the Issuer to set by resolution of the Board, the rights, powers and preferences of the preferred stock, the preferred stock could be utilized as an antitakeover device, causing potential purchasers of the Issuer's capital stock to incur additional costs and otherwise discourage a potential bidder for the Common Stock.

                  The Reporting Person acquired the shares of Common Stock reported in this Statement with the intent and purpose of acquiring control of the Issuer. The Reporting Person has no present intention of either acquiring additional shares or disposing of his shares of Common Stock. Because of the amount of Common Stock owned by the Reporting Person, the Reporting Person may be deemed to control the Issuer.

                  The Reporting Person does not anticipate that there will be any change in the Issuer's dividend policy with respect to the Common Stock, although, in the event of the issuance of shares of a series of preferred stock, the Reporting Person anticipates that dividends would be paid on such series.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.


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                  Exhibit A         Agreement and Plan of Reorganization
                                    dated as of April 16, 1996 among the
                                    Issuer, Operating, the Stockholders of
                                    Operating and Buddy Young
















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SIGNATURE.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATE:  July 12, 1996



                                           BSR INVESTMENTS, LTD.



                                  By:               /s/SAMYR SOUKI
                                        ------------------------------------
                                                    Samyr Souki,
                                                    President


















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                                                        EXHIBIT INDEX
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EXHIBIT NO.                                       DESCRIPTION                              PAGE NO.
Exhibit A             Agreement and Plan of Reorganization dated as of                     Incorporated by reference
                      April 16, 1996 by and among the Issuer,                              to Exhibit B of the
                      Operating, the Stockholders of Operating and                         definitive proxy statement
                      Buddy Young                                                          of the Issuer filed with
                                                                                           the Securities and
                                                                                           Exchange Commission on
                                                                                           June 10, 1996





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